TOYOTA MOTOR
CORPORATION
Unaudited Consolidated Financial Statements
For the period ended
June 30, 2010

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Balance Sheets
As of June 30, 2010 and March 31, 2010

ASSETS

	Yen in millions		U.S. dollars in millions
	June 30, 2010	March 31, 2010	June 30, 2010
Assets
Current assets:
Cash and cash equivalents	¥2,396,439	¥1,865,746	$27,085
Time deposits	414,754	392,724	4,687
Marketable securities	1,280,854	1,793,165	14,476
Trade accounts and notes receivable, less allowance for doubtful accounts	1,549,333	1,886,273	17,510
Finance receivables, net	4,107,848	4,209,496	46,427
Other receivables	305,642	360,379	3,454
Inventories	1,412,370	1,422,373	15,963
Deferred income taxes	592,879	632,164	6,701
Prepaid expenses and other current assets	741,110	511,284	8,376
Total current assets	12,801,229	13,073,604	144,679
Noncurrent finance receivables, net	5,441,768	5,630,680	61,503
Investments and other assets:
Marketable securities and other securities investments	2,563,312	2,256,279	28,970
Affiliated companies	1,757,174	1,879,320	19,860
Employees receivables	66,821	67,506	755
Other	707,360	730,997	7,995
Total investments and other assets	5,094,667	4,934,102	57,580
Property, plant and equipment:
Land	1,252,600	1,261,349	14,157
Buildings	3,640,498	3,693,972	41,145
Machinery and equipment	9,025,414	9,298,967	102,005
Vehicles and equipment on operating leases	2,519,174	2,613,248	28,472
Construction in progress	220,968	226,212	2,497
Total property, plant and equipment, at cost	16,658,654	17,093,748	188,276
Less – Accumulated depreciation	(10,214,783)	(10,382,847)	(115,447)
Total property, plant and equipment, net	6,443,871	6,710,901	72,829
Total assets	¥29,781,535	¥30,349,287	$336,591

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Balance Sheets
As of June 30, 2010 and March 31, 2010

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in millions
	June 30, 2010	March 31, 2010	June 30, 2010
Liabilities
Current liabilities:
Short-term borrowings	¥3,126,897	¥3,279,673	$35,340
Current portion of long-term debt	2,271,803	2,218,324	25,676
Accounts payable	1,764,163	1,956,505	19,939
Other payables	634,870	572,450	7,175
Accrued expenses	1,747,505	1,735,930	19,750
Income taxes payable	141,051	153,387	1,594
Other current liabilities	760,204	769,945	8,592
Total current liabilities	10,446,493	10,686,214	118,066
Long-term liabilities:
Long-term debt	6,927,932	7,015,409	78,300
Accrued pension and severance costs	653,135	678,677	7,382
Deferred income taxes	768,701	813,221	8,688
Other long-term liabilities	240,965	225,323	2,723
Total long-term liabilities	8,590,733	8,732,630	97,093
Total liabilities	19,037,226	19,418,844	215,159
Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value,	397,050	397,050	4,487
authorized: 10,000,000,000 shares as of June 30, 2010 and March 31, 2010 issued: 3,447,997,492 shares as of June 30, 2010 and March 31, 2010
Additional paid-in capital	501,371	501,331	5,666
Retained earnings	11,680,668	11,568,602	132,015
Accumulated other comprehensive income (loss)	(1,132,639)	(846,835)	(12,801)
Treasury stock, at cost,	(1,260,441)	(1,260,425)	(14,245)
312,006,902 shares as of June 30, 2010 and 312,002,149 shares as of March 31, 2010
Total Toyota Motor Corporation shareholders’ equity	10,186,009	10,359,723	115,122
Noncontrolling interest	558,300	570,720	6,310
Total shareholders’ equity	10,744,309	10,930,443	121,432
Commitments and contingencies
Total liabilities and shareholders’ equity	¥29,781,535	¥30,349,287	$336,591

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Statements of Income
For the first quarter ended June 30, 2010

	Yen in millions		U.S. dollars in millions
	For the first quarter ended June 30, 2009	For the first quarter ended June 30, 2010	For the first quarter ended June 30, 2010
Net revenues:
Sales of products	¥3,521,081	¥4,567,522	$51,622
Financing operations	314,996	304,303	3,439
Total net revenues	3,836,077	4,871,825	55,061
Costs and expenses:
Cost of products sold	3,368,860	3,972,408	44,896
Cost of financing operations	183,955	169,672	1,918
Selling, general and administrative	478,125	518,082	5,855
Total costs and expenses	4,030,940	4,660,162	52,669
Operating income (loss)	(194,863)	211,663	2,392
Other income (expense):
Interest and dividend income	22,775	28,453	321
Interest expense	(8,800)	(7,128)	(81)
Foreign exchange gain, net	27,999	7,132	81
Other income, net	14,381	22,884	259
Total other income (expense)	56,355	51,341	580
Quarterly income (loss) before income taxes and equity in earnings of affiliated companies	(138,508)	263,004	2,972
Provision for income taxes	(47,797)	122,448	1,384
Equity in earnings of affiliated companies	3,546	70,026	792
Quarterly net income (loss)	(87,165)	210,582	2,380
Less: Quarterly net (income) loss attributable to the noncontrolling interest	9,343	(20,116)	(227)
Quarterly net income (loss) attributable to Toyota Motor Corporation	¥(77,822)	¥190,466	$2,153

	Yen	Yen	U.S. dollars
Quarterly net income (loss) attributable to Toyota Motor Corporation per share
Basic	¥(24.82)	¥60.74	$0.69
Diluted	¥(24.82)	¥60.74	$0.69

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Unaudited Condensed Consolidated Statements of Cash Flows
For the first quarter ended June 30, 2010

	Yen in millions		U.S. dollars in millions
	For the first quarter ended June 30, 2009	For the first quarter ended June 30, 2010	For the first quarter ended June 30, 2010
Cash flows from operating activities:
Quarterly net income (loss)	¥(87,165)	¥210,582	$2,380
Adjustments to reconcile quarterly net income (loss) to net cash provided by operating activities
Depreciation	334,712	293,053	3,312
Provision for doubtful accounts and credit losses	38,282	(19,980)	(226)
Pension and severance costs, less payments	3,087	17,185	194
Losses on disposal of fixed assets	8,093	5,733	65
Unrealized losses on available-for-sale securities, net	395	26	1
Deferred income taxes	(22,361)	37,806	428
Equity in earnings of affiliated companies	(3,546)	(70,026)	(792)
Changes in operating assets and liabilities, and other	287,457	292,707	3,308
Net cash provided by operating activities	558,954	767,086	8,670
Cash flows from investing activities:
Additions to finance receivables	(1,832,060)	(2,233,327)	(25,241)
Collection of and proceeds from sales of finance receivables	1,850,764	2,062,297	23,308
Additions to fixed assets excluding equipment leased to others	(217,840)	(144,888)	(1,638)
Additions to equipment leased to others	(170,722)	(307,940)	(3,480)
Proceeds from sales of fixed assets excluding equipment leased to others	14,650	11,178	126
Proceeds from sales of equipment leased to others	136,848	158,897	1,796
Purchases of marketable securities and security investments	(40,710)	(427,796)	(4,835)
Proceeds from sales of and maturity of marketable securities and security investments	121,477	570,847	6,452
Changes in investments and other assets, and other	(96,688)	(165,371)	(1,869)
Net cash used in investing activities	(234,281)	(476,103)	(5,381)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	895,918	1,000,177	11,304
Payments of long-term debt	(776,854)	(611,476)	(6,911)
Increase (decrease) in short-term borrowings	(105,633)	22,491	254
Dividends paid	(109,756)	(78,400)	(886)
Purchase of common stock, and other	230	(12,364)	(140)
Net cash provided by (used in) financing activities	(96,095)	320,428	3,621
Effect of exchange rate changes on cash and cash equivalents	16,516	(80,718)	(912)
Net increase in cash and cash equivalents	245,094	530,693	5,998
Cash and cash equivalents at beginning of period	2,444,280	1,865,746	21,087
Cash and cash equivalents at end of period	¥2,689,374	¥2,396,439	$27,085

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the period ended June 30, 2010, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures which have been omitted.  The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2010.  The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date.  The consolidated result for the three-month period is not necessarily indicative of results to be expected for the full year.

Reclassifications -
Certain prior year amounts have been reclassified to conform to the presentations as of and for the first quarter ended June 30, 2010.

2.	Accounting changes and recent pronouncements to be adopted in future periods:

Accounting changes -
In June 2009, the Financial Accounting Standards Board (“FASB”) issued updated guidance of accounting for and disclosure of transfers and servicing. This guidance eliminates the concept of a qualifying special-purpose entity, changes the requirements for derecognizing financial assets, and requires additional disclosures about transfers of financial assets. Toyota Motor Corporation and its consolidated subsidiaries (“Toyota”) adopted this guidance from the interim period within the fiscal year begun after November 15, 2009. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In June 2009, FASB issued updated guidance of accounting for and disclosure of consolidation. This guidance changes how a company determines when a variable interest entity should be consolidated. Toyota adopted this guidance from the interim period within the fiscal year begun after November 15, 2009. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

Recent pronouncements to be adopted in future periods -
In July 2010, FASB issued updated guidance of accounting for and disclosure of receivables. This guidance requires additional disclosures about the credit quality of financing receivables and the allowance for credit losses. This guidance is effective for interim period and fiscal year ending on or after December 15, 2010. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes

The provision for income taxes is computed by multiplying quarterly income before income taxes and equity in earnings of affiliated companies by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

4.	U.S. dollar amounts:

U.S. dollar amounts presented in the condensed consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited.  These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars.  For this purpose, the rate of ¥88.48 = U.S. $1, the approximate current exchange rate at June 30, 2010, was used for the translation of the accompanying condensed consolidated financial amounts of Toyota as of and for the period ended June 30, 2010.

5.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -
Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

For the first quarter ended June 30, 2009 and 2010, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -
Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for which Toyota is unable or has elected not to apply hedge accounting.

Fair value and gains or losses on derivative financial instruments -
The following table summarizes the fair values of derivative financial instruments at June 30, 2010 and March 31, 2010:

	Yen in millions		U.S. dollars in millions
	June 30, 2010	March 31, 2010	June 30, 2010
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥20,125	¥45,567	$227
Investments and other assets - Other	81,574	94,430	922
Total	¥101,699	¥139,997	$1,149
Other current liabilities	¥(25,096)	¥(21,786)	$(284)
Other long-term liabilities	(28,675)	(12,045)	(324)
Total	¥(53,771)	¥(33,831)	$(608)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥45,166	¥54,474	$510
Investments and other assets - Other	160,038	168,349	1,809
Total	¥205,204	¥222,823	$2,319
Other current liabilities	¥(33,747)	¥(38,152)	$(381)
Other long-term liabilities	(173,845)	(179,765)	(1,965)
Total	¥(207,592)	¥(217,917)	$(2,346)
Foreign exchange forward and option contracts
Prepaid expenses and other current assets	¥39,806	¥6,135	$450
Investments and other assets - Other	22	38	0
Total	¥39,828	¥6,173	$450
Other current liabilities	¥(4,575)	¥(20,843)	$(52)
Other long-term liabilities	(36)	(138)	(0)
Total	¥(4,611)	¥(20,981)	$(52)

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments at June 30, 2010 and March 31, 2010:

	Yen in millions		U.S. dollars in millions
	June 30, 2010		June 30, 2010
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	¥1,048,977	¥11,207,045	$11,856	$126,662
Foreign exchange forward and option contracts	—	1,311,781	—	14,826
Total	¥1,048,977	¥12,518,826	$11,856	$141,488

	Yen in millions
	March 31, 2010
	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	¥1,168,882	¥11,868,039
Foreign exchange forward and option contracts	—	1,487,175
Total	¥1,168,882	¥13,355,214

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first quarter ended June 30, 2009 and 2010:

	Yen in millions
	For the first quarter ended June 30, 2009
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥132,288	¥(134,357)
Interest expense	14	(14)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥79,420	¥—
Foreign exchange gain (loss), net	(58)	—
Foreign exchange forward and option contracts
Cost of financing operations	(11,284)	—
Foreign exchange gain (loss), net	15,170	—

	Yen in millions		U.S. dollars in millions
	For the first quarter ended June 30, 2010		For the first quarter ended June 30, 2010
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥(46,094)	¥46,934	$(521)	$530
Interest expense	0	(0)	0	(0)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥9,071	¥—	$103	$—
Foreign exchange gain (loss), net	(3,117)	—	(35)	—
Foreign exchange forward and option contracts
Cost of financing operations	9,024	—	102	—
Foreign exchange gain (loss), net	69,557	—	786	—

Undesignated derivative financial instruments are used to manage risks of fluctuations in interest rates to certain borrowing transactions and in foreign currency exchange rates of certain currency receivables and payables. Toyota accounts for these derivative financial instruments as economic hedges with changes in the fair value recorded directly into current period earnings.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

Credit risk related contingent features -
Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position as of June 30, 2010 is ¥100,155 million ($1,132 million). The aggregate fair value amount of assets that are already posted as of June 30, 2010 is ¥27,639 million ($312 million). If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥100,155 million ($1,132 million) as of June 30, 2010.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

6.	Contingencies :

Guarantees
Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers.  Toyota is required to execute its guarantee primarily when customers are unable to make required payments.  The maximum potential amount of future payments as of June 30, 2010 is ¥1,627,664 million ($18,396 million).  Liabilities for guarantee totaling ¥8,364 million ($95 million) have been provided as of June 30, 2010.  Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal Proceedings
Product Recalls
From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns in its vehicles. In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models. In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. Also in January 2010, Toyota recalled in Europe and China certain models of Toyota vehicles related to sticking accelerator pedals. In February 2010, Toyota announced a worldwide recall related to the software program that controls the antilock braking system (ABS) in certain vehicles models including the Prius. Set forth below is a description of the various claims, lawsuits and government investigations against Toyota in the United States relating to recalls and other safety measures.

Class Action Litigation
There are approximately 200 putative class actions that have been filed since November 2009 alleging that certain Toyota, Lexus and Scion vehicles contain defects that lead to unintended acceleration. Many of the putative class actions allege that malfunctions involving the floor mats and accelerator pedals do not cover the full scope of possible defects related to unintended acceleration. Rather, they allege that Electronic Throttle Control-intelligent (ETCS-i) is the true cause and that Toyota has failed to inform consumers despite its awareness of the problem. In general, these cases seek recovery for the alleged diminution in value of the vehicles, injunctive and other relief. In April 2010, the approximately 190 federal cases were consolidated for most purposes into a single multi-district litigation in the United States District Court for the Central District of California. In addition, many of the approximately 200 individual product liability personal injury cases relating to unintended acceleration pending against Toyota have been or are likely to be consolidated into the multi-district litigation. (The remaining individual product liability personal injury cases relating to unintended acceleration remain pending in various state courts in the United States.) This consolidated federal class action suit is in its very early stages and currently activity centers around case organization and scheduling.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

Additionally, there are approximately 10 putative class actions in various state courts, including California. The claims are similar to the class actions in federal court. One of the putative California class actions was filed by the Orange County District Attorney and, among other things, seeks statutory penalties alleging that Toyota sold and marketed defective vehicles and that consumers have been harmed as a result of diminution in value of their vehicles.

Beginning in February 2010, Toyota has also been sued in approximately 10 putative class actions in federal and state courts alleging defects in the braking systems in various hybrid vehicles that causes the vehicles to fail to stop in a timely manner when driving in certain road conditions. The plaintiffs claim that while a remedy for this braking issue has been implemented on vehicles in production since January 2010 and has been offered to current owners of certain of the vehicles, that owners and lessees of all of the vehicles should recover for diminution in the value of the vehicles. They also seek injunctions ordering Toyota to repair the vehicles and to take other actions, punitive damages and other relief.

From February through April 2010, Toyota has also been sued in 6 putative shareholder class actions on behalf of investors in Toyota American Depository Shares and common stock. The complaints of these securities class action lawsuits allege that defendants made statements that were false or misleading in that they failed to disclose problems with, or the causes of, sudden unintended acceleration in a number of vehicle models. The cases have been consolidated into a single action in the United District Court for the Central District of California. Plaintiffs seek monetary damages in an amount to be proven at trial, interest and attorneys’ fees and costs.

On May 21, 2010, a shareholder derivative action was filed against certain officers and directors of Toyota in the Superior Court of the State of California, County of Los Angeles. The complaint alleges that the defendants breached their fiduciary duties of care and loyalty as well as wasted corporate assets and unjustly enriched themselves, with respect to and as a result of their handling of design defects in Toyota vehicles, alleging facts similar to those alleged in the shareholder class actions. The plaintiff seeks to recover on behalf of Toyota amounts spent by Toyota as a result of the defendants’ alleged mishandling of the problem of unintended acceleration and of the alleged failure to make accurate and timely public disclosure.

In July 2010, Toyota was sued in the Superior Count of the State of California, County of Los Angeles in a putative bondholder class action filed on behalf of purchasers of Toyota and Toyota Motor Credit Corporation bonds traded on foreign securities exchanges. The complaint alleges violations of California securities law, fraud, breach of fiduciary duty, and other state law claims.

Toyota believes that it has meritorious defenses to all of the cases and will vigorously defend against them.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

Government Investigations
In February 2010, Toyota received a subpoena from the U.S. Attorney for the Southern District of New York and a voluntary request and subpoena from the U.S. Securities and Exchange Commission (“SEC”). The subpoenas and the voluntary request primarily request documents related to unintended acceleration and certain financial records. This is a coordinated investigation and has included interviews of Toyota and non-Toyota witnesses, as well as production of documents. In June 2010, Toyota received a voluntary request and subpoena from the SEC and a subpoena from the U.S. Attorney for the Southern District of New York. The subpoenas and the voluntary request primarily request production of documents related to the steering relay rod.

During the first quarter of calendar year 2010, Toyota received 3 formal inquires from the National Highway Traffic Safety Administration (“NHTSA”) related to the recalls related to floor mat entrapment and sticking accelerator pedals. The first two, TQ10-001 and TQ10-002, address the timing of the announcement of the recalls related to floor mat entrapment and sticking accelerator pedals, respectively. The third, RQ10-003, addresses the scope of the recalls and unintended acceleration generally. On April 19, 2010, Toyota and NHTSA announced a settlement resolving TQ10-002 pursuant to which Toyota paid $16.4 million to the U.S. Treasury. Toyota denied the allegations that it violated the Motor Vehicle Safety Act or its implementing regulations but agreed to the settlement to avoid a protracted dispute and possible litigation. TQ10-001 is still pending, and on June 4, Toyota filed its final response to RQ10-003.

On May 10, 2010, NHTSA notified Toyota that it had also opened a Timeliness Query, TQ10-004, regarding the 2005 recall of certain pickup trucks and sport utility vehicles for a possible issue with the steering relay rod. On June 14, 2010, Toyota files its initial response to TQ10-004.

Toyota has also received subpoenas and formal and informal requests from various states’ attorneys general, including the Executive Committee for a group of 45 states’ attorney general, and certain local governmental agencies regarding various recalls, the facts underlying its recent recalls and customer handling related to those recalls.

Toyota is cooperating with the government agencies in their investigations, which generally are on-going.

The recalls and other safety measures described above have led to a number of claims, lawsuits and government investigations against Toyota in the United States as set forth in the preceding paragraphs. Amounts accrued as of June 30, 2010 related to these legal proceedings and governmental investigations are not material to Toyota’s financial position, results of operations, or cash flows. Toyota cannot currently estimate its potential liability, damages or range of potential loss, if any, beyond the amounts accrued; however, the resolution of these matters could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

United States Antitrust Proceedings
Toyota, certain other automobile manufacturers, the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in purported nationwide class action lawsuits on behalf of all purchasers of new motor vehicles in the United States.  The complaints allege that the defendants violated the Sherman Antitrust Act by conspiring to prevent the sale to United States citizens of vehicles produced for the Canadian market.  The complaints seek injunctions against the alleged antitrust violations and treble damages in an unspecified amount.  Toyota believes that its actions have been lawful.  In the interest of quickly resolving these legal actions, however, Toyota entered into a settlement agreement with the plaintiffs.  The settlement agreement is pending the approval of the court, and immediately upon approval the plaintiffs will, in accordance with the terms of the settlement agreement, withdraw all pending actions in the court and all related actions will be closed.

Other Proceedings
Toyota has various other legal actions, other governmental proceedings and other claims pending against it, including other product liability claims in the United States. Although the claimants in some of these actions seek potentially substantial damages, Toyota cannot currently estimate its potential liability, damages or range of potential loss, if any, beyond the amounts accrued, with respect to these claims. However, based upon information currently available to Toyota, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

Environmental Matters
The European Union brought into effect a directive that requires member states to promulgate regulations implementing automobile manufacturers shall bear the costs for taking back end-of-life vehicles and dismantling and recycling those vehicles.  Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred.  Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability.  Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on Toyota’s financial position, results of operations and cash flows.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

7.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments.  The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories.  The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliate companies products as well as other products.  The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other business.

The following tables present certain information regarding Toyota’s industry segments and operations by geographic areas and overseas revenues by destination for the first quarter ended June 30, 2009 and 2010.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

Segment operating results -
For the first quarter ended June 30, 2009:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥3,410,071	¥314,996	¥111,010	¥—	¥3,836,077
Inter-segment sales and transfers	2,896	5,153	93,139	(101,188)	—
Total	3,412,967	320,149	204,149	(101,188)	3,836,077
Operating expenses	3,652,104	270,532	208,695	(100,391)	4,030,940
Operating income (loss)	¥(239,137)	¥49,617	¥(4,546)	¥(797)	¥(194,863)

For the first quarter ended June 30, 2010:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥4,465,173	¥304,303	¥102,349	¥—	¥4,871,825
Inter-segment sales and transfers	2,629	3,362	110,526	(116,517)	—
Total	4,467,802	307,665	212,875	(116,517)	4,871,825
Operating expenses	4,371,103	192,555	208,869	(112,365)	4,660,162
Operating income	¥96,699	¥115,110	¥4,006	¥(4,152)	¥211,663

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$50,465	$3,439	$1,157	$—	$55,061
Inter-segment sales and transfers	30	38	1,249	(1,317)	—
Total	50,495	3,477	2,406	(1,317)	55,061
Operating expenses	49,402	2,176	2,361	(1,270)	52,669
Operating income	$1,093	$1,301	$45	$(47)	$2,392

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

Geographic Information -
For the first quarter ended June 30, 2009:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥1,398,778	¥1,155,390	¥500,055	¥457,940	¥323,914	¥—	¥3,836,077
Inter-segment sales and transfers	783,029	19,840	15,018	36,169	19,392	(873,448)	—
Total	2,181,807	1,175,230	515,073	494,109	343,306	(873,448)	3,836,077
Operating expenses	2,393,809	1,178,867	535,460	467,207	325,923	(870,326)	4,030,940
Operating income (loss)	¥(212,002)	¥(3,637)	¥(20,387)	¥26,902	¥17,383	¥(3,122)	¥(194,863)

For the first quarter ended June 30, 2010:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥1,782,892	¥1,459,007	¥444,450	¥775,681	¥409,795	¥—	¥4,871,825
Inter-segment sales and transfers	1,023,710	24,630	15,361	59,159	43,936	(1,166,796)	—
Total	2,806,602	1,483,637	459,811	834,840	453,731	(1,166,796)	4,871,825
Operating expenses	2,834,101	1,373,935	466,648	744,615	412,651	(1,171,788)	4,660,162
Operating income (loss)	¥(27,499)	¥109,702	¥(6,837)	¥90,225	¥41,080	¥4,992	¥211,663

	U.S. dollars in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$20,150	$16,490	$5,023	$8,767	$4,631	$—	$55,061
Inter-segment sales and transfers	11,570	278	174	668	497	(13,187)	—
Total	31,720	16,768	5,197	9,435	5,128	(13,187)	55,061
Operating expenses	32,031	15,528	5,274	8,415	4,664	(13,243)	52,669
Operating income (loss)	$(311)	$1,240	$(77)	$1,020	$464	$56	$2,392

“Other” consists of Central and South America, Oceania and Africa.

Revenues are attributed to geographies based on the country location of the parent company or subsidiary that transacted the sale with the external customer.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

Transfers between industries segments or geographic areas are made at amounts which Toyota’s management believes approximate arm’s-length transactions.  In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

Overseas Revenues by destination -
The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan.  In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statement users with valuable information.

	Yen in millions	Yen in millions	U.S. dollars in millions
	For the first quarter ended June 30, 2009	For the first quarter ended June 30, 2010	For the first quarter ended June 30, 2010

North America	¥1,176,923	¥1,477,238	$16,696
Europe	495,472	415,965	4,701
Asia	514,791	811,263	9,169
Other	515,047	808,216	9,134

        “Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

8.	Per share amounts:

Reconciliations of the differences between basic and diluted net income (loss) attributable to Toyota Motor Corporation per share for the first quarter ended June 30, 2009 and 2010 are as follows:

	Yen in millions	Thousands of shares	Yen	U.S. dollars in millions	U.S. dollars
	Net income (loss) attributable to Toyota Motor Corporation	Weighted- average shares	Net income (loss) attributable to Toyota Motor Corporation per share	Net income attributable to Toyota Motor Corporation	Net income attributable to Toyota Motor Corporation per share
For the first quarter ended June 30, 2009
Basic net loss attributable to Toyota Motor Corporation per common share	¥(77,822)	3,135,918	¥(24.82)
Effect of diluted securities
Assumed exercise of dilutive stock options	—	—
Diluted net loss attributable to Toyota Motor Corporation per common share	¥(77,822)	3,135,918	¥(24.82)
For the first quarter ended June 30, 2010
Basic net income attributable to Toyota Motor Corporation per common share	¥190,466	3,135,991	¥60.74	$2,153	$0.69
Effect of diluted securities
Assumed exercise of dilutive stock options	(1)	—
Diluted net income attributable to Toyota Motor Corporation per common share	¥190,465	3,135,991	¥60.74	$2,153	$0.69

Assumed exercise of stock options was not included in the computation of diluted net loss attributable to Toyota Motor Corporation per share for the first quarter ended June 30, 2009 because it had an antidilutive effect due to the net loss attributable to Toyota Motor Corporation for the first quarter ended June 30, 2009.

Certain stock options were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share for the first quarter ended June 30, 2010 mainly because the options’ exercise prices were greater than the average market price per common share during the period.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

In addition to the disclosure requirements under U.S.GAAP, Toyota discloses the information below in order to provide financial statement users with valuable information.

The following table shows Toyota Motor Corporation shareholders’ equity per share as of June 30, 2010 and March 31, 2010.  Toyota Motor Corporation shareholders’ equity per share amounts are calculated by dividing Toyota Motor Corporation shareholders’ equities’ amount at the end of each period by the number of shares issued and outstanding, excluding treasury stock at the end of the corresponding period.

	Yen in millions	Thousands of shares	Yen	U.S. dollars in millions	U.S. dollars
	Toyota Motor Corporation Shareholders’ equity	Shares issued and outstanding at the end of the period (excluding treasury stock)	Toyota Motor Corporation Shareholders’ equity per share	Toyota Motor Corporation Shareholders’ equity	Toyota Motor Corporation Shareholders’ equity per share
As of June 30, 2010	¥10,186,009	3,135,990	¥3,248.10	$115,122	$36.71
As of March 31, 2010	¥10,359,723	3,135,995	¥3,303.49

On June 24, 2010, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved to distribute year-end cash dividends of ¥78,400 million ($886 million), ¥25 ($0.28) per share, effective on June 25, 2010.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

9.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the assets or liabilities

Level 3:	Unobservable inputs for assets or liabilities

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis at June 30, 2010 and March 31, 2010:

	Yen in millions
	June 30, 2010
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥1,053,488	¥74,598	¥—	¥1,128,086
Time deposits	—	325,000	—	325,000
Marketable securities and other securities investments
Government bonds	2,474,578	—	—	2,474,578
Common stocks	874,768	—	—	874,768
Other	31,542	348,003	—	379,545
Derivative financial instruments	—	328,544	18,187	346,731
Total	¥4,434,376	¥1,076,145	¥18,187	¥5,528,708

Liabilities
Derivative financial instruments	¥—	¥(256,512)	¥(9,462)	¥(265,974)
Total	¥—	¥(256,512)	¥(9,462)	¥(265,974)

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	March 31, 2010
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥677,442	¥69,702	¥—	¥747,144
Time deposits	—	173,500	—	173,500
Marketable securities and other securities investments
Government bonds	2,654,829	—	—	2,654,829
Common stocks	852,775	—	—	852,775
Other	37,296	370,933	13,134	421,363
Derivative financial instruments	—	349,556	19,437	368,993
Total	¥4,222,342	¥963,691	¥32,571	¥5,218,604

Liabilities
Derivative financial instruments	¥—	¥(259,184)	¥(13,545)	¥(272,729)
Total	¥—	¥(259,184)	¥(13,545)	¥(272,729)

	U.S. dollars in millions
	June 30, 2010
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$11,906	$843	$—	$12,749
Time deposits	—	3,673	—	3,673
Marketable securities and other securities investments
Government bonds	27,968	—	—	27,968
Common stocks	9,887	—	—	9,887
Other	356	3,934	—	4,290
Derivative financial instruments	—	3,713	205	3,918
Total	$50,117	$12,163	$205	$62,485

Liabilities
Derivative financial instruments	$—	$(2,899)	$(107)	$(3,006)
Total	$—	$(2,899)	$(107)	$(3,006)

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -
Cash equivalents include money market funds and other investments with original maturities of three months or less. Time deposits include negotiable certificate of deposit with original maturities over three months. These are highly liquid investments, and quoted market prices are used to determine the fair value of these investments.

Marketable securities and other securities investments -
Marketable securities and other securities investments include government bonds, common stocks and other investments. Government bonds included as follows: 76% of Japanese government bonds and 24% of U.S. and European government bonds as of March 31, 2010 and 74% of Japanese government bonds and 26% of U.S. and European government bonds as of June 30, 2010. Listed stocks on Japanese stock market represent 88% and 87% of common stocks as of March 31, 2010 and June 30, 2010, respectively. Toyota uses quoted market prices for identical assets to measure fair value of these securities. “Other” includes primarily commercial paper. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities.

Derivative financial instruments -
See note 5 to the consolidated financial statements about derivative financial instruments. Toyota estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. Toyota’s derivative fair value measurements consider assumptions about counterparty and our own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first quarter ended June 30, 2009 and 2010 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first quarter ended June 30, 2009 and 2010 were not material.